     As filed with the Securities and Exchange Commission on August 27, 2001

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                  (RULE 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                        SOUNDVIEW TECHNOLOGY GROUP, INC.
                         F/K/A WIT SOUNDVIEW GROUP, INC.
                       (Name of Subject Company (Issuer))

                        SOUNDVIEW TECHNOLOGY GROUP, INC.
                         F/K/A WIT SOUNDVIEW GROUP, INC.
                        (Name of Filing Person (Offeror))

       CERTAIN OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $.01 PER SHARE,
              HAVING AN EXERCISE PRICE OF MORE THAN $5.00 PER SHARE
                         (Title of Class of Securities)

                                  977 383 10 8
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                  MARK F. LOEHR
                             CHIEF EXECUTIVE OFFICER
                        SOUNDVIEW TECHNOLOGY GROUP, INC.
                     826 BROADWAY, NEW YORK, NEW YORK 10003
                             TELEPHONE: 212/253-4400

          (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person Filing Statement)

                                   COPIES TO:

                              LLOYD H. FELLER, ESQ.
                    SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                        SOUNDVIEW TECHNOLOGY GROUP, INC.
                        ONE MARKET STREET, STEUART TOWER
                         SAN FRANCISCO, CALIFORNIA 94105
                                  415/618-6452

                                       AND

                            STEPHEN P. FARRELL, ESQ.
                           DAVID G. NICHOLS, JR., ESQ.
                           MORGAN, LEWIS & BOCKIUS LLP
                                 101 PARK AVENUE
                            NEW YORK, NEW YORK 10178
                                  212/309-6000
                      ------------------------------------

                            CALCULATION OF FILING FEE

            TRANSACTION VALUATION*            AMOUNT OF FILING FEE
              $10,767,137.92                       $2,153.43

         Calculated solely for purposes of determining the filing fee. This amount assumes that 6,565,328 shares of unvested restricted common stock of SoundView Technology Group, Inc. f/k/a Wit SoundView Group, Inc. having an aggregate value of $10,767,137.92 as of July 20, 2001 will be issued in exchange for the 24,905,751 options eligible to be exchanged in the Offer. The value of the transaction was calculated using the proposed exchange ratio and the average of the high and low prices for SoundView Technology Group common stock on July 20, 2001. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

         [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:         $2,153.43.
         Form or Registration No.:       Tender Offer Statement on Schedule TO
         Filing party:                   SoundView Technology Group, Inc.
                                         f/k/a Wit SoundView Group, Inc.
         Date filed:                     July 24, 2001

         [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [_] third party tender offer subject to Rule 14d-1.
         [X] issuer tender offer subject to Rule 13e-4.
         [_] going-private transaction subject to Rule 13e-3.
         [_] amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

         This Amendment No. 3 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed on July 24, 2001, as amended by Amendment No. 1 to Schedule TO filed on August 13, 2001 and Amendment No. 2 to Schedule TO filed on August 15, 2001 (the "Schedule TO"), by SoundView Technology Group, Inc. f/k/a Wit SoundView Group, Inc. (the "Company"), relating to the Company's offer to exchange outstanding options having an exercise price of $5.00 per share or more for restricted stock, upon the terms and subject to the terms and conditions set forth in the Offer to Exchange, dated July 24, 2001, and in the related Election Form (which together, as they may be amended or supplemented from time to time, constitute the "Offer"). The filing of this Amendment No. 3 to Schedule TO shall not be construed as an admission that the Offer constitutes an issuer tender offer for purposes of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

Item 11.      ADDITIONAL INFORMATION

         Item 11 is hereby amended and supplemented by the following:

         On August 27, 2001, the Company distributed by e-mail a Reminder to All Eligible Option Holders of the Deadline To Exchange Eligible Options, a copy of which is attached hereto as Exhibit (a)(5)(E) and is incorporated herein by reference.


Item 12.       EXHIBITS.

         Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit hereto:

(a)(5)(E) Reminder to All Eligible Option Holders of the Deadline To Exchange Eligible Options, distributed by e-mail on August 27, 2001.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.


                                   SOUNDVIEW TECHNOLOGY GROUP, INC.

                                   By: /s/ Mark F. Loehr
                                      ------------------------------
                                       Mark F. Loehr,
                                       Chief Executive Officer


Dated: August 27, 2001

                                INDEX TO EXHIBITS

(a)(5)(E) Reminder to All Eligible Option Holders of the Deadline To Exchange Eligible Options, distributed by e-mail on August 27, 2001.